Exhibit 99.1



Euro Tech Holdings Company Limited Business Update And Auditor's
Resignation

Hong Kong - December 7, 2005 - Euro Tech Holdings Company Limited (Nasdaq: CLWT) today announced that its group company, Yixing PACT Environmental Technology Company Ltd. ("PACT') has recently been awarded a US$ 1.8 million contract by a French global manufacturer of beauty products. The contract covers design, manufacture, supply and installation of process wastewater treatment plant for the French company's manufacturing facilities in the Jiangsu Province of China. The treatment process utilizes advanced chemical, biological and carbon absorption treatment processes. Due to the nature of the industry (beauty products), the contract demands special attention to the architectural and landscape aspects of the site, making use of soil cover and suitable trees and shrubs.


Euro Tech's Chairman and CEO, T.C. Leung, commented that "This contract reconfirms our direction to place greater emphasis on developing an engineering solution business, rather than relying on trading of equipment and instruments. The revenue and income from trading activities are declining gradually as more and more of our key or exclusive suppliers, such as Hach and Eurotherm, have been either directly marketing their products or selling into the China market with other distributors, as well as ourselves. The decline in trading of equipment and instruments may negatively affect our overall result in the short term even though our engineering business and that of PACT is growing."


Mr. Leung also commented that "In order to expand our engineering solution business further, we are in discussion with third parties intending to invest or acquire some interests in companies not solely in water quality monitoring business but also in air pollution control business such as flue gas desulphurization for power plants and similar businesses."


Recently, PricewaterhouseCoopers ("PWC") resigned as our independent auditor. PWC advised, by separate letter of its concerns relating to Euro Tech's readiness to comply with the
Sarbanes Oxley Act ("SOA") internal control requirements and related reporting requirements and the sufficiency of current management to carry out the work for same and asserted it had not received satisfactory responses to remove its concerns. The SOA's internal control and related reporting requirements are not applicable to Euro Tech until its fiscal year to end December 31, 2006. Euro Tech intends to meet the SOA requirements in a timely manner. Euro Tech believes that its internal controls are adequate to meet current regulatory requirements.



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Certain  statements in this news release regarding  Euro  Tech's
expectations,  estimates,  present  view  of  circumstances   or
events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the
Private   Securities  Litigation  Reform  Act  of   1995.   Such
statements indicate uncertainty and Euro Tech can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having Euro Tech's offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with Euro Tech's own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the
timely   development  of  resources.  See  the   "Risk   Factor"
discussions in Euro Tech's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2004.

CONTACT:  Euro Tech Holdings Company Limited, Hong Kong
          T.C. Leung, Chairman and CEO, or   Jerry Wong, CFO
          Tel:  011-852-2814-0311
          Fax: 011-852-2873-4887
          Website: http://www.euro-tech.com

          PACT's  Website: http://www.pactchina.com



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